                                     Andrew Chien

                                     USChina Venture I Inc.

                                     USChina Venture II Inc.

                                     665 Ellsworth Avenue

                                     New Haven, CT 06511

VIA Edgar

February 28, 2011

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549-7010

Re:  USChina Venture I Inc. (the "Company")

Registration Statement of Form 10-12G

File number: 000-54255

Re:  USChina Venture II Inc. (the "Company")

Registration Statement of Form 10-12G

File number: 000-54256

Attention:   Larry Spirgel

Dear Sir:

     In the attached revised references, the bold, italics and underlined words indicating there was some changes including deleting words between them.

      After this form becomes effective, we understand that:

   ----- the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

   ----- staff comments or changes to disclosure in response to  staff comments do not foreclose the Commission  from taking any  action with respect to the filings; and

   ----- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely Yours,

/s/ Andrew Chien

 President

                      Revised References

General

1.  Answer: The companies are aware that the registration statement will automatically become effective sixty (60) day after filing and the companies will become subject to the reporting requirements of the Securities Exchange Act of 1934 even if they have not cleared comments.

2. Answer:

“Risk Factor (page 7):

6. Even the Company will consummate a business combination, the combination may only take one, and we don’t have the capability to make multi-business combinations.

Even the Company has the possibility to consummate a business combination, it will be likely to take only one; and we don’t have the capability to make multi-business combinations, or after one business combination to spin-off and keep our legacy business to a new company; and this lack of diversification should be considered a substantial risk in investing in the Company, because it will not permit the Company to have alternative when the Company were failure in performing one business combination.”

3. Answer:

“Risk Factor (page 7):

7. Management has little experience as a director or an officer of a development stage public company fully for merger purpose.”

4. Answer:

“Risk Factor 16(page 10) last sentence:

“… Any incapable of performing Rule 419 will hurt our competition in prospective business combination, and any failure of performing Rule 419 will cause invest loss of our shareholder(s).

MD&A

5. Answer:(page 14.)

“We may consider a business which has short operation history or just commerce operation, is a developing stage company in need of additional funding for expansion of new products or markets, is seeking to develop a new business strategy, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. Then we must look for, and perform funding under Rule 419, before we could perform such a business combination.”

Item 10.

6. Answer:(page 18.)

“On December 28, 2010, we issued 25,000,000 shares to Andrew Chien at par value, aggregate $2,500, for founder services…”

7. 8.

Corrected in Auditor’s consent letters.

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